Filed by Champion International Corporation
                        Pursuant to Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to Rule 14a-12
                                       of the Securities Exchange Act of 1934

                          Subject Company: Champion International Corporation
                                               Commission File No.: 001-03053

CHAMPION INTERNATIONAL CORPORATION REPORTS STRONG
FIRST QUARTER EARNINGS


Stamford, CT, April 10, 2000 - Champion International Corporation (NYSE:CHA) today reported first quarter net income of $98 million or $1.01 per diluted share. The company had net income of $3 million or $.03 per share, excluding a special item, in the first quarter of 1999 and net income of $79 million or $.82 per diluted share, before an extraordinary item, in the fourth quarter of 1999. First quarter 1999 results excluded earnings of $.40 per share reflecting the impact of the devaluation of the Brazilian currency on U.S.-denominated investments held by the company's Brazilian operation.

"We are extremely pleased with the results of the first quarter," said Richard E. Olson, Champion's chairman and chief executive officer. He said, "Record production at a number of our uncoated and coated paper mills and wood products facilities, combined with the continued focus by our employees on reducing costs and improving product mix and customer segmentation, contributed to the quarter's strong earnings. In addition, we benefited from increased demand and higher prices for many of our products. Given the positive global economic outlook and the low announced industry capacity growth for this year, we are optimistic about the company's earnings potential for the balance of 2000."

The company's pulp and paper operations in North and South America reported operating income of $142 million compared to $28 million in the first quarter of 1999 and $130 million in the fourth quarter of last year. The improvement from the year-ago quarter was due primarily to improved prices for pulp and most of the company's major paper grades.

The improvement from the last quarter was due mainly to higher prices for pulp and coated freesheet papers and improved product mix in the uncoated freesheet business.

The company's wood products segment reported income from operations of $57 million compared to $42 million in the first quarter of 1999 and $53 million in the fourth quarter of 1999. The improvement from the first quarter of 1999 was due primarily to increased shipments and higher prices for Canadian lumber and plywood and higher West Coast timber sales. The improvement from the fourth quarter of 1999 was due mainly to higher U.S. and Canadian plywood shipments and prices.

In February of this year, Champion announced an agreement to merge with the Finnish forest products company UPM-Kymmene. In commenting on the merger, Olson said, "I am convinced that our two companies have a tremendous opportunity to create the premier global forest products company."
                                   *****
Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results and company plans and objectives to differ materially from those expressed in the forward-looking statements. Such risks and uncertainties include, but are not limited to, changes in the United States and international economies; changes in worldwide demand for the company's products; changes in worldwide production and production capacity in the forest products industry; competitive pricing pressures for the company's products; changes in raw material, energy, and other costs; and currency fluctuations.




                           CHAMPION INTERNATIONAL CORPORATION AND SUBSIDIARIES
                              CONSOLIDATED STATEMENT OF INCOME (Unaudited)
                                     (in millions, except per share)

                                                                       Three Months Ended
                                                          -----------------------------------------------
                                                            March 31,       December 31,    March 31,
                                                              2000            1999             1999
                                                          -------------   -------------    ------------
 Net Sales (Note 1)                                          $    1,368      $    1,348      $    1,275
                                                          =============   =============    ============

 Income Before Income Taxes:
         Pulp and Paper:
            North America                                   $        87     $        77     $       (10)
            Brazil                                                   49              50               32
            Distribution                                               6               3                6
                                                          -------------   -------------    ------------
              Total Pulp and Paper                                  142             130               28
         Wood Products                                               57              53               42
         General corporate expense                                    (6)           (14)               (9)
         Interest and debt expense                                  (50)            (58)             (63)
         Other income (expense) - net (Note 2)                         6               4              43
                                                          -------------   -------------    ------------

 Income Before Income Taxes and                                     149             115               41
         Extraordinary Item
 Income Taxes (Benefit)                                              51              36                (1)
                                                          -------------   -------------    ------------
 Income Before Extraordinary Item                                    98              79               42
 Extraordinary Item - Loss on Early Retirement
         of Debt, Net of Taxes                                        -               (2)             -
                                                          -------------   -------------    ------------
 Net Income                                                 $        98     $        77     $        42
                                                          =============   =============    ============

 Average number of common shares outstanding                       96.5            96.1            95.6
                                                          =============   =============    ============
 Basic Earnings Per Common Share:
         Income Before Extraordinary Item                    $     1.01     $       .83     $       .44
         Extraordinary Item                                           -           (.03)               -
                                                          -------------   -------------    ------------
         Net Income                                          $     1.01     $       .80     $       .44
                                                          =============   =============    ============

 Diluted Earnings Per Common Share:
         Income Before Extraordinary Item                    $     1.01     $       .82     $       .43
         Extraordinary Item                                           -           (.03)               -
                                                          -------------   -------------    ------------
         Net Income                                          $     1.01     $       .79     $       .43
                                                          =============   =============    ============


                           CHAMPION INTERNATIONAL CORPORATION AND SUBSIDIARIES
                                NOTES TO FINANCIAL STATEMENTS (Unaudited)
                                        (in millions of dollars)

                                                                        Three Months Ended
                                                          ----------------------------------------------
                                                            March 31,       December 31,    March 31,
                                                              2000            1999             1999
                                                          -------------   -------------    ------------
 Note 1:
    Net Sales by Business Segment:
         Pulp and Paper:
            North America                                    $      692    $        694     $       711
            Brazil                                                  116             117              86
            Distribution                                            233             220             200
                                                          -------------   -------------    ------------
              Total Pulp and Paper                                1,041           1,031             997
         Wood Products                                              327             317             278
                                                          -------------   -------------    ------------
              Total                                          $    1,368    $      1,348      $    1,275
                                                          =============   =============    ============




 Note         2: Other income (expense) - net for the three months ended
              March 31, 1999 included a net foreign currency transaction gain of $38.6 million for the company's Brazilian operations.


                           CHAMPION INTERNATIONAL CORPORATION AND SUBSIDIARIES
                                     CONSOLIDATED BALANCE SHEET

                                        (in millions of dollars)


                                                            March 31,       December 31,
                                                              2000            1999
                                                                   (unaudited)
                                                          -----------------------------
 ASSETS:
         Cash and temporary cash investments                 $      287      $      418
         Receivables - net                                          551             540
         Inventories                                                473             421
         Prepaid expenses                                            22              24
         Deferred income taxes                                       78              79
                                                          -------------   -------------
              Total Current Assets                                1,411           1,482

         Timber and timberlands - net                             2,288           2,273
         Property, plant and equipment - net                      3,873           3,876
         Other assets and deferred charges                          841             687
                                                          -------------   -------------
              Total Assets                                   $    8,413      $    8,318
                                                          =============   =============


 LIABILITIES AND SHAREHOLDERS' EQUITY:
         Accounts payable and accrued liabilities            $      645      $      691
         Current installments of long-term debt                     128             127
         Short-term borrowings                                      111              72
         Income taxes                                                16              33
                                                          -------------   -------------
              Total Current Liabilities                             900             923

         Long-term debt                                           2,526           2,526
         Other liabilities                                          827             813
         Deferred income taxes                                      973             961
         Shareholders' Equity                                     3,187           3,095
                                                          -------------   -------------
              Total Liabilities and Shareholders' Equity     $    8,413      $    8,318
                                                          =============   =============

   For more information contact: Gael Doar - Media - (203) 358-7900
                                 Tom Hart - Investor Relations (203) 358-7291 Web site - http://www.championpaper.com